SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ACLARA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00461P 10 6

(CUSIP Number)

Kevin C. Tang
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6328

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP NO. 00461P 10 6	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin C. Tang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000

	8	SHARED VOTING POWER 481,900

	9	SOLE DISPOSITIVE POWER 5,000

	10	SHARED DISPOSITIVE POWER 481,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 7 Pages

CUSIP NO. 00461P 10 6	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar L. Tang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 582,700

	8	SHARED VOTING POWER 1,100,300

	9	SOLE DISPOSITIVE POWER 582,700

	10	SHARED DISPOSITIVE POWER 1,100,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 7 Pages

Item 1. Security and Issuer

     This Statement on Schedule 13D relates to the common stock, $.001 par value per share of ACLARA BioSciences, Inc., a Delaware corporation (the “Issuer” or “ACLARA” herein). The principal executive offices of the Company are located at 1288 Pear Avenue, Mountain View, CA 94043.

Item 2. Identity and Background

     (a), (b) This statement is being jointly filed on behalf of the following individuals, referred to herein as the “Reporting Persons,” pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Kevin C. Tang 4401 Eastgate Mall San Diego, CA 92121

Oscar L. Tang c/o Reich & Tang Asset Management LLC 600 Fifth Avenue, 8th Floor New York, NY 10020

     The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 18, 2002, a copy of which is filed with this Schedule 13D as Exhibit A, under which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

     (c)  Kevin C. Tang is a private investor and founder of Tang Advisors, LLC, a California Limited Liability Company, located at 4401 Eastgate Mall, San Diego, California 92121.

     Oscar L. Tang is a private investor.

     (d), (e) During the last five years neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither of the Reporting Persons is required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     All purchases of common stock of the Issuer made by the Reporting Persons were made using personal funds. No funds were borrowed from any source to acquire the shares.

Page 4 of 7 Pages

Item 4. Purpose of Transaction

     All ACLARA shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional shares of the Issuer’s common stock from time to time in the market or in private transactions. The Reporting Persons may explore various alternatives for enhancing ACLARA’s stockholder value. To this end, Reporting Persons have communicated with, and may in the future communicate with, the management, Board and/or stockholders of ACLARA or other interested parties to encourage or seek to facilitate or cause strategic, management and/or operational changes, including the potential recommendation of candidates for consideration as members of the Board of Directors. There can be no assurance that the Reporting Persons will develop any such alternatives or that such alternatives, if developed, will be provided by ACLARA or that, if provided, will succeed. Other than as described above, the Reporting Persons have no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a), (b) The aggregate number and percentage of securities to which this Schedule 13D relates is 2,169,900 shares, representing 6.0% of the 35,988,502 shares outstanding as reported by the Issuer in its Form 10Q filed with the SEC on May 15, 2002. The Reporting Persons beneficially own those securities as follows:

     As of July 18, 2002, Mr. Kevin Tang beneficially owned 486,900 shares of the Issuer, or 1.4% of the outstanding shares of the Issuer’s common stock, including 481,900 shares held jointly with his wife, with respect to which he shares voting and investment control and 5,000 shares held of record in his name, as custodian for his son, with respect to which he maintains sole voting and investment control. Mr. Kevin Tang may also be deemed to share voting and investment power with respect to the shares beneficially owned by his father, Mr. Oscar Tang, due to the relationship described in Item 6 of this Schedule 13D.

     As of July 18, 2002, Mr. Oscar Tang beneficially owns 1,683,000 shares of the Issuer, or 4.7% of the outstanding shares of the Issuer’s common stock, including 582,700 shares with respect to which Mr. Tang has sole voting and investment power and 1,100,300 shares with respect to which he shares voting and investment power through an investment advisor or trustee relationship. Mr. Oscar Tang may be deemed to share voting and investment power with respect to the shares beneficially owned by his son, Mr. Kevin Tang, due to the relationship described in Item 6 of this Schedule 13D.

     (c)  Exhibit B attached hereto contains information as to all transactions in the shares by the Reporting Persons in the past 60 days (since May 19, 2002). All such transactions were made for cash in the open market. No other transactions in the shares have been effected by the Reporting Persons since such date.

Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons are father and son, and beneficially own, in the aggregate, more than five percent of the outstanding shares of the Issuer, therefore they have elected to file this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.
Exhibit B	Transactions in the Stock by the Reporting Persons since May 19, 2002

Page 6 of 7 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2002

/s/ Kevin C. Tang

Kevin C. Tang

/s/ Oscar L. Tang

Oscar L. Tang

Page 7 of 7 Pages

EXHIBIT A
TO SCHEDULE 13D
DATED JULY 18, 2002

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of ACLARA BioSciences, Inc. and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of July, 2002.

/s/ Kevin C. Tang

Kevin C. Tang

/s/ Oscar L. Tang

Oscar L. Tang

EXHIBIT B
TO SCHEDULE 13D
DATED JULY 18, 2002

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS

SINCE MAY 19, 2002

The following open market purchases of ACLARA common stock were effected by Kevin C. Tang from May 19, 2002 through July 18, 2002. No sales or other transactions in ACLARA common stock were effected by Mr. Tang during this 60 day period.

Trade Date	Number of Shares	Price per Share

5/21/2002	7,800	$2.35
5/22/2002	10,000	$2.32
5/29/2002	50,000	$2.19

The following open market purchases of ACLARA common stock were effected by Oscar L. Tang from May 19, 2002 through July 18, 2002. No sales or other transactions in ACLARA common stock were effected by Mr. Tang during this 60 day period.

Trade Date	Number of Shares	Price per Share

5/21/2002	7,500	$2.32
5/22/2002	90,000	$2.32
5/29/2002	510,000	$2.19
5/30/2002	7,500	$2.14
6/3/2002	40,000	$2.05
6/4/2002	6,200	$2.05
6/6/2002	90,300	$2.02
6/10/2002	50,000	$2.00
6/11/2002	12,000	$1.95
6/12/2002	3,800	$1.95
6/13/2002	18,000	$1.95